November 2, 2007

via EDGAR and facsimile

Ms. Jill Davis
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C 20549-7010

RE:	Silver Wheaton Corp.
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed on March 26, 2007
Response Letter Dated September 27, 2007
File No. 001-32482

Dear Ms. Davis:

     Thank you for your follow up letter of October 24, 2007. We have reproduced your question in this letter and included our response thereto.

Form 40-F for the Fiscal Year Ended December 31, 2006

Notes to the Consolidated Financial Statements, page 25

Note 2. Accounting Policies, page 25

Silver Contracts, page 25

1.

We note your response to comment two of our letter dated August 22, 2007. Please include in your filing the amounts allocated to reserves, resources, and exploration potential by project for all periods presented.

Response:

The purpose of this letter is to confirm our understanding of the discussion held on Friday October 26, 2007 with John Cannarella and Kevin Stertzel.

Silver Wheaton Corp. (“the Company”) is a Canadian "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act that is eligible to use, and files and furnishes its reports with the Commission under, the U.S./Canada Multijurisdictional Disclosure System (the "MJDS"), a bilateral disclosure system adopted by the Commission and Canadian securities regulators that, among other things, permits eligible Canadian companies to satisfy their U.S. continuous disclosure obligations using Canadian disclosure documents.

Under the MJDS, the Company is permitted to prepare its mining disclosure in accordance with Canadian securities laws, including National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the requirements under U.S. securities laws, and Canadian securities regulators are responsible for the review of such disclosure under the MJDS. The Company confirms to the Staff that its mining disclosure complies with applicable Canadian requirements as construed by Canadian regulatory authorities.

Silver Wheaton
File No. 001-32482

NI 43-101 requires the Company to disclose mineral reserves and mineral resources only by Proven and Probable Reserves, and Measured, Indicated, and Inferred Resources as such terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum as CIM Definition Standards. Subject to certain limited exceptions, NI 43-101 prohibits the Company from making disclosure of quantity, grade or metal or mineral content of a deposit that has not been categorized in one of the aforesaid categories. In addition, the Company is generally prohibited from disclosing the results of an economic analysis that includes inferred mineral resources. As a result of the foregoing rules, the Company is generally precluded from quantifying or disclosing the value of exploration potential on a standalone basis whether in its financial statements or elsewhere.

The Company proposes to make additional disclosure in its future filings commencing in its September 30, 2007 interim consolidated financial statements filed in Canada as illustrated in the table below:

	September 30, 2007			December 31, 2006
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Luismin	$17,896	$168,201	$186,097	$19,946	$168,201	$188,147
Zinkgruvan	34,618	35,077	69,695	36,740	35,077	71,817
Yauliyacu	25,064	240,461	265,525	34,258	240,461	274,719
Stratoni	37,010	18,863	55,873	-	-	-
Peñasquito	-	496,935	496,935	-	-	-
	$114,588	$959,537	$1,074,125	$90,944	$443,739	$534,683

*                    *                     *

We appreciate your interest in our disclosure and trust this response addresses your concerns. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

Nolan Watson
Chief Financial Officer

cc:	John Cannarella
Kevin Stertzel
Ken Schuler
Securities and Exchange Commission

Jim Barron
Deloitte & Touche LLP

Mark Bennett
Jennifer Traub
Cassels Brock & Blackwell LLP

Gil Cornblum
Dorsey & Whitney LLP